Filed Pursuant to Rule 424(b)(2)

File Number 333-126811

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$4,000,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. F-007

100% Principal Protected Notes due May 6, 2008

Linked to the Performance of a Basket of Currencies

Issuer:	Barclays Bank PLC

Initial Valuation Date:	November 1, 2006

Issue Date:	November 6, 2006

Final Valuation Date:	May 1, 2008

Maturity Date:	May 6, 2008

Coupon:	We will not pay you interest during the term of the Notes.

Basket:	An equally-weighted basket of four (4) currencies.

Basket Component	Weight
Brazilian Real	1/4
Russian Ruble	1/4
Indian Rupee	1/4
Chinese Yuan	1/4

The currencies (and their weight in the basket) are: the Brazilian Real ( 1/4) (“BRL”), the Russian Ruble ( 1/4) (“RUB”), the Indian Rupee ( 1/4) (“INR”) and the Chinese Yuan (“CNY” and, each, a “reference currency” and, collectively, the “reference currencies”). The currency rates (the “currency rates”) for the reference currencies will equal the exchange rates between the U.S. Dollar and the BRL, the U.S. Dollar and the RUB, the U.S. Dollar and the INR, and the U.S. Dollar and the CNY at the rate of conversion of U.S. Dollars into such reference currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such reference currency.

Each reference currency is referred to as a “basket component” and the reference currencies are collectively referred to as the “basket components”.

Participation Rate:	350%

Payment at Maturity:

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity.

Basket Return:	The basket return equals the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference value of each basket component C(i) on the final valuation date

C(i) Initial = reference value of each basket component C(i) on the initial valuation date

W(i) = Weighting of each basket component C(i)

For the definition of reference value, see page PS-18.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

CUSIP Number and ISIN:	06738C QJ 1 and US06738CQJ17

See “ Risk Factors” beginning on page PS-8 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$4,000,000	$0	$4,000,000

Barclays Capital

Pricing Supplement dated November 3, 2006

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-8
THE BASKET	PS-13
VALUATION OF THE NOTES	PS-17
SPECIFIC TERMS OF THE NOTES	PS-17
USE OF PROCEEDS AND HEDGING	PS-23
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-23

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term Notes issued by Barclays Bank PLC offering full principal protection and 350% participation in any appreciation of the value of a basket of the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Yuan between the initial valuation date and the final valuation date.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” per $1,000 principal amount of the Notes equals $1,000 times the participation rate times the basket performance. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference value of each basket component C(i) on the final valuation date

C(i) Initial = reference value of each basket component C(i) on the initial valuation date

W(i) = Weighting of each basket component C(i)

You will receive at least the full principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “– How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

What Are the Currency Rates of the Reference Currencies and What Do They Measure?

The “currency rate” for each reference currency will equal the rate of conversion of U.S. Dollars into such reference currency as described further in “Valuation of the Notes – Currency Rates” in this pricing supplement.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the reference currencies. For a detailed discussion of the reference currencies, see “The Basket – The Reference Currencies” in this pricing supplement.

What Are Some of the Risks of the Notes?

•	Currency Risk – The return on the Notes is linked to the currency rates. The value of any currency, including the reference currencies, may be affected by complex political and economic factors. The value of each reference currency relative to the U.S. Dollar is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each reference currency and the United States, including economic and political developments in other countries.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•	There May Be Little or No Secondary Market for the Notes – We do not plan to apply to list the Notes on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in the value of the basket components.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the basket components.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of the basket components.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What are the U.S. federal income tax consequences of investing in the Notes?

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include OID in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we will compute a “projected payment schedule” with a projected maturity payment that produces the comparable yield. If the amount we actually pay at maturity is, in fact, less than the projected maturity payment, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference value of each basket component C(i) on the final valuation date

C(i) Initial = reference value of each basket component C(i) on the initial valuation date

W(i) = Weighting of each basket component C(i)

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x Basket Performance

If the basket performance is zero or negative, the basket return will equal zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.

You will receive less than the full principal amount of the Notes if you do not hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Basket:	An equally-weighted basket of four (4) currencies.

Basket Component	Weight
Brazilian Real	1/4
Russian Ruble	1/4
Indian Rupee	1/4
Chinese Yuan	1/4

The currencies (and their weight in the basket) are: the Brazilian Real (1/4) (“BRL”), the Russian Ruble (1/4) (“RUB”), the Indian Rupee (1/4) (“INR”) and the Chinese Yuan (“CNY” and, each, a “reference currency” and, collectively, the “reference currencies”). The currency rates (the “currency rates”) for the reference currencies will equal the exchange rates between the U.S. Dollar and the BRL, the U.S. Dollar and the RUB, the U.S. Dollar and the INR, and the U.S. Dollar and the CNY at the rate of conversion of U.S. Dollars into such reference currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such reference currency.

Initial Investment	$1,000

Participation Rate:	350%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return. You will receive at least the full principal amount of your Notes if you hold them until maturity.

Example 1: In this case, the basket performance is positive as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Basket Component Performance	Weight	Weighted Basket Component Performance
Brazilian Real Currency Rate (USD/BRL)	0.461042	0.590134	28.00%	25%	7.00%
Russian Ruble Currency Rate (USD/RUB)	0.037319	0.040305	8.00%	25%	2.00%
Indian Rupee Currency Rate (USD/INR)	0.021775	0.025477	17.00%	25%	4.25%
Chinese Yuan Currency Rate (USD/CNY)	0.126518	0.175860	39.00%	25%	9.75%
Basket Performance					23.00%

Step 2: Calculate the basket return.

Basket Return = $1,000 x 350.00% x Basket Performance

Basket Return = $1,000 x 350.00% x 23.00%

Basket Return = $805.00

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $805.00

Payment at Maturity = $1,805.00

80.50% return on investment over the term of the Notes

Because the basket performance is positive, the resulting return will be the principal amount of the Notes plus the basket return.

Example 2: In this case, the basket performance is equal to zero or negative as of the final valuation date despite the positive performances of some of the basket components.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Basket Component Performance	Weight	Weighted Basket Component Performance
Brazilian Real Currency Rate (USD/BRL)	0.461042	0.544030	18.00%	25%	4.50%
Russian Ruble Currency Rate (USD/RUB)	0.037319	0.026496	-29.00%	25%	-7.25%
Indian Rupee Currency Rate (USD/INR)	0.021775	0.022428	3.00%	25%	0.75%
Chinese Yuan Currency Rate (USD/CNY)	0.126518	0.065789	-48.00%	25%	-12.00%
Basket Performance					-14.00%

Step 2: Calculate the basket return.

Since the basket performance is zero or negative, the basket return will be zero.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0

Payment at Maturity = $1,000

0.00% return on investment over the term of the Notes

The basket performance is negative in this example despite the positive performances of two of the basket components. This example shows that the positive performance of one or more of the basket components may be outweighed by the negative performance of other basket components. Because the basket performance is zero or negative, the resulting return on the investment of the Notes will be the principal amount of the Notes. You will receive the full principal amount of Notes you own.

Example 3: In this case, the basket performance is equal to zero or negative as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Basket Component Performance	Weight	Weighted Basket Component Performance
Brazilian Real Currency Rate (USD/BRL)	0.461042	0.368834	-20.00%	25%	-5.00%
Russian Ruble Currency Rate (USD/RUB)	0.037319	0.033587	-10.00%	25%	-2.50%
Indian Rupee Currency Rate (USD/INR)	0.021775	0.010888	-50.00%	25%	-12.50%
Chinese Yuan Currency Rate (USD/CNY)	0.126518	0.025304	-80.00%	25%	-20.00%
Basket Performance					-40.00%

Step 2: Calculate the basket return.

Since the basket performance is zero or negative, the basket return will be zero.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0

Payment at Maturity = $1,000

0.00% return on investment over the term of the Notes

Because the basket performance is zero or negative, the resulting return on the investment of the Notes will be the principal amount of the Notes. You will receive the full principal amount of Notes you own.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –50% and a participation rate of 350%.

Basket Performance	Basket Return	Payment at Maturity	% Return on Notes
100%	$3,500	$4,500	350.00%
95%	$3,325	$4,325	332.50%
90%	$3,150	$4,150	315.00%
85%	$2,975	$3,975	297.50%
80%	$2,800	$3,800	280.00%
75%	$2,625	$3,625	262.50%
70%	$2,450	$3,450	245.00%
65%	$2,275	$3,275	227.50%
60%	$2,100	$3,100	210.00%
55%	$1,925	$2,925	192.50%
50%	$1,750	$2,750	175.00%
45%	$1,575	$2,575	157.50%
40%	$1,400	$2,400	140.00%
35%	$1,225	$2,225	122.50%
30%	$1,050	$2,050	105.00%
25%	$875	$1,875	87.50%
20%	$700	$1,700	70.00%
15%	$525	$1,525	52.50%
10%	$350	$1,350	35.00%
5%	$175	$1,175	17.50%
0%	$0	$1,000	0%
–5%	$0	$1,000	0%
–10%	$0	$1,000	0%
–15%	$0	$1,000	0%
–20%	$0	$1,000	0%
–25%	$0	$1,000	0%
–30%	$0	$1,000	0%
–35%	$0	$1,000	0%
–40%	$0	$1,000	0%
–45%	$0	$1,000	0%
–50%	$0	$1,000	0%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the basket components. Investing in the Notes is not equivalent to investing directly in the basket components themselves, or related futures and forward contracts. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

General

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Value of Any Basket Component If Such Appreciation is Not Reflected in the Reference Value on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the reference values for the basket components (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

Your Yield May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes may be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. The return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Prices of Currency Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity). Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the basket components (and the volatility thereof) will affect the market value of the Notes more than any other factor. Other factors certain of which are described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility and any changes in the volatility of the basket components;

•	the time remaining to the maturity of the Notes;

•	the correlation among the basket components and conversely the price movements of basket components may offset gains/losses of the other basket components;

•	the creditworthiness of Barclays Bank PLC;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the value of the basket components; or

•	supply and demand for the Notes, including inventory positions with us, Barclays Capital Inc. or any other market maker.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

If the Levels of the Basket Components Change, the Market Value of the Notes May Not Change in the Same Manner

The market value of the Notes may not have a direct relationship with the levels of the basket components, and changes in such levels may not result in a comparable change in the market value of the Notes.

As the Time Remaining to the Maturity Date of the Notes Decreases, the “Time Premium” Associated with the Notes is Expected to Decrease

We anticipate that before the maturity date, the Notes may trade at a value above that which would be expected based on the levels of the basket components. This difference will reflect a “time premium” due to expectations concerning the value of the levels of the basket components prior to the maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in Our Credit Ratings May Affect the Market Value of Your Notes

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

The Basket Components Comprising the Basket May Not Move in Tandem; and Gains in One such Basket Component May Be Offset by Declines in Another such Basket Component.

Price movements in the basket components comprising the basket may not move in tandem with each other. At a time when the price of one or more of such basket components increases, the price of one or more of the other such basket components may decrease. Therefore, increases in the value of one or more of the basket components comprising the basket may be moderated, or wholly offset, by lesser increases or decrease in the value of one or more of the other basket components comprising the basket.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Note will increase.

The Notes May Not Be a Suitable Investment for You

The Notes may not be a suitable investment for you if you are unable or unwilling to hold the Notes to maturity; you are not willing to be exposed to fluctuations in the value of the basket components; you believe the basket performance will be negative during the term of the Notes; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; you seek current income from your investment; or you seek an investment for which there will be an active secondary market.

Historical Values of the Basket Components Should Not Be Taken as an Indication of the Future Performance of the Basket Components During the Term of the Notes

The actual performance of the basket components over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical values of the basket components. As a result, it is impossible to predict whether the basket performance will be positive or negative.

You Will Not Receive Interest Payments on the Notes

You will not receive any periodic interest payments on the Notes and at maturity you may not receive any return in excess of the principal amount of your Notes.

There May Be Little or No Secondary Market for the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. You should understand that any market making price will be net of all or a portion of the commission paid to the agent.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses. You should be willing to hold the Notes to maturity.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Currencies, or Futures, Options, Exchange-traded Funds or Other Derivative Instruments on the Basket Components, or Instruments Underlying the Basket Components May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing currencies, or futures, options, exchange-traded funds or other derivative instruments on the basket components or instruments underlying the basket components, and we may adjust these hedges by, among other things, purchasing or selling these instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of basket components or instruments underlying the basket components, and, therefore, the basket performance or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in: currencies, or futures, options, exchange-traded funds or other derivative instruments on the basket components or instruments underlying the basket components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of basket components or instruments underlying the basket components, and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such instruments. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As Noted above, we and our affiliates expect to engage in trading activities related to: currencies, or futures, options, exchange-traded funds or other derivative instruments on the basket components or instruments underlying the basket components, that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our or our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or our affiliates’ customers and in accounts under our or our affiliates’ management. These trading activities, if they influence the value of any of the basket components or instruments underlying the basket components could be adverse to the interests of the holders of the Notes. Moreover, we or our affiliates have published and in the future expect to publish research reports with respect to some or all of the currencies, or futures, options, exchange-traded funds or other derivative instruments on the basket components or instruments underlying the basket components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the value of the basket components or instruments underlying the basket components and, therefore, the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting a particular basket component has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will determine the reference values for each basket component for which a market disruption event has occurred on the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day in respect of a particular basket component, that day will nevertheless be the final valuation date for such basket component. If a market disruption event is occurring on the last possible final valuation date in respect of a particular basket component, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event in respect of such basket component. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Values of the Basket Components

The composition of the basket and the method of calculating the reference values of the basket components may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if at any time there is a change in a reference currency such that the central bank of the country that issues such reference currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such reference currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the calculation agent. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Values” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

Reference Currencies

The Currency Rates are Related to Changes in the Value of the Reference Currencies Relative to the U.S. Dollar

The value of any currency, including the reference currencies and the U.S. Dollar, may be affected by complex political and economic factors. The value of each reference currency relative to the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the relative value of the currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each reference currency and in the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, the United States and other countries important to international trade and finance.

Certain relevant information relating to the countries issuing the reference currencies may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. The possible lack of availability of important information can affect the value of the reference currencies in relation to the U.S. Dollar and you must be prepared to make special efforts to obtain such information on a timely basis.

Foreign exchange rates can either be fixed by sovereign governments or floating. The nations issuing the reference currencies allow their exchange rates to fluctuate in value relative to the U.S. Dollar. However, governments do not always allow their currencies to float freely in response to economic forces. Governments, including those issuing the reference currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the reference currencies, the U.S. Dollar or any other currency. If at any time there is a change in a reference currency such that the central bank of the country that issues such reference currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such reference currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the calculation agent. See “Valuation of the Notes—Adjustments to the Basket and Reference Values—Changes to Reference Currencies” herein.

Even Though Currency Trades Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. As a consequence, the hours of trading for the Notes will not conform to the hours during which the reference currencies and the U.S. Dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets while the Notes are not being traded and, as a consequence, the value of your Notes could decrease between the end of one trading day and the beginning of the next. The possibility of such movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final currency performances of each of the reference currencies. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Changes in the Volatility of the Reference Currencies are Likely to Affect the Trading Value of the Notes

The volatility of the reference currencies refers to size and frequency of changes in the value of the reference currencies relative to the U.S. Dollar. In general, if the volatility of the reference currencies increases, it is expected that the trading value of the Notes will also increase. If the volatility of the reference currencies decreases, it is expected that the trading value of the Notes will also decrease.

THE BASKET

General

An equally-weighted basket of four (4) currencies.

Basket Component	Weight
Brazilian Real	1/4
Russian Ruble	1/4
Indian Rupee	1/4
Chinese Yuan	1/4

The currencies (and their weight in the basket) are: the Brazilian Real (1/4) (“BRL”), the Russian Ruble (1/4) (“RUB”), the Indian Rupee (1/4) (“INR”) and the Chinese Yuan (“CNY” and, each, a “reference currency” and, collectively, the “reference currencies”). The currency rates (the “currency rates”) for the reference currencies will equal the exchange rates between the U.S. Dollar and the BRL, the U.S. Dollar and the RUB, the U.S. Dollar and the INR, and the U.S. Dollar and the CNY at the rate of conversion of U.S. Dollars into such reference currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such reference currency.

Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the basket components.

The inclusion or exclusion of a basket component in the basket is not a recommendation to invest in or divest any interest in any of the basket components, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the changes in value of any of the basket components or currency futures, forward and spot markets. Any prospective investor in the Notes should undertake an independent investigation of the basket components such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “currency investments” (i.e., trading of futures and forward contracts with respect to currencies and other instruments and derivative products based on currencies), may render investment advice to a third party with respect to one or more currency, investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more currency. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such currency investments and, in addition, one or more affiliates of Barclays Bank

PLC may produce and/ or publish research reports with respect to such currency. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Reference Currencies

General

The reference currencies are comprised of four (4) currencies: the Brazilian Real (BRL), the Russian Ruble (RUB), the Indian Rupee (INR) and the Chinese Yuan (CNY).

The inclusion or exclusion of a currency as a reference currency is not a recommendation to acquire or divest any interest in such currency, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the currency performance of any reference currency. Any prospective investor in the Notes should understand the foreign exchange market and currency derivative market and should undertake an independent investigation of the reference currencies such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Currency Rates

The currency rates for each reference currency, for purposes of determining the value of the currency performance on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the spot rate, which is, in respect of a reference currency, the number of U.S. Dollars per such reference currency (to the nearest 6 decimal points) as determined by the calculation agent in accordance with the following:

(a) where the currency rate is BRL, the U.S. Dollar/Brazilian Real official fixing rate, expressed as the amount of U.S. Dollars per one Brazilian Real, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen 1FEE to the right of the caption “BRL” at approximately 12.00 p.m. New York time, on the relevant date;

(b) where the currency rate is RUB, the U.S. Dollar/Russian Ruble exchange rate determined by multiplying the Euro/Russian Ruble exchange rate and the U.S. Dollar/Euro exchange rate, which are determined by reference to Reuters page “ECB37”, or any successor page, published at approximately 2:15 p.m. Frankfurt time, on the relevant date;

(c) where the currency rate is INR, the U.S. Dollar/Indian Rupee official fixing rate, expressed as the amount of U.S. Dollars per one Indian Rupee, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen 1FEE to the right of the caption “INR” at approximately 12.00 p.m. New York time, on the relevant date; and

(d) where the currency rate is CNY, the U.S. Dollar/Chinese Yuan official fixing rate, expressed as the amount of U.S. Dollars per one Chinese Yuan, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen 1FEE to the right of the caption “CNY” at approximately 12.00 p.m. New York time, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

If at any time there is a change in a reference currency such that the central bank of the country that issues such reference currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such reference currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the calculation agent. See “Valuation of the Notes—Adjustments to the Basket and Reference Values—Changes to Reference Currencies” herein.

For a discussion of the risks related to government intervention, alteration of the exchange rates or relative exchange characteristics of the currency rates, see the third paragraph of “The Risk Factors—Reference Currencies—The Currency Rates are Related to Changes in the Value of the Reference Currencies Relative to the Dollar”.

Historical Information

The following table sets forth for the dates indicated in 2001, 2002, 2003, 2004, 2005 and 2006 the reference value for each basket component. The historical values of the basket component should not be taken as an indication of future performance, and no assurance can be given that the value of the basket components will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

Date	Brazilian Real (USD/BRL)	Russian Ruble (USD/RUB)	Indian Rupee (USD/INR)	Chinese Yuan (USD/CNY)
March 30, 2001	0.464684	0.034771	0.021452	0.120802
June 29, 2001	0.432713	0.034309	0.021259	0.120817
September 28, 2001	0.374532	0.033936	0.020894	0.120817
December 31, 2001	0.432713	0.032782	0.020728	0.120817
March 29, 2002	0.430108	0.032041	0.020486	0.120817
June 28, 2002	0.354988	0.031771	0.020456	0.120817
September 30, 2002	0.267380	0.031556	0.020672	0.120817
December 31, 2002	0.282486	0.031294	0.020844	0.120817
March 31, 2003	0.298240	0.031861	0.021066	0.120817
June 30, 2003	0.351617	0.032932	0.021511	0.120817
September 30, 2003	0.344828	0.032694	0.021853	0.120817
December 31, 2003	0.345901	0.034196	0.021918	0.120817
March 31, 2004	0.345423	0.035064	0.022936	0.120817
June 30, 2004	0.324149	0.034400	0.021711	0.120817
September 30, 2004	0.349528	0.034220	0.021763	0.120817
December 31, 2004	0.376506	0.036075	0.023010	0.120817
March 31, 2005	0.373274	0.035891	0.022860	0.120831
June 30, 2005	0.428633	0.034928	0.022996	0.120831
September 30, 2005	0.448833	0.035090	0.022720	0.123579
December 30, 2005	0.428082	0.034794	0.022198	0.123916
March 31, 2006	0.462107	0.036095	0.022410	0.124735
June 30, 2006	0.461894	0.037249	0.021720	0.125094
September 29, 2006	0.461042	0.037319	0.021775	0.126518

Source: Bloomberg/Reuters

VALUATION OF THE NOTES

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the value of the basket components on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the value of the currency rates, economic, financial, political, regulatory, or judicial events that affect the value of the basket components, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term Notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term Notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any free writing prospectus and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please Note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive a minimum of the full principal amount of your Notes if you hold them until maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” per $1,000 principal amount of the Notes will be equal to $1,000 times the participation rate times the basket performance. However, if the basket performance is zero or negative, the basket return will be zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket component between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference value of each basket component C(i) on the final valuation date

C(i) Initial = reference value of each basket component C(i) on the initial valuation date

W(i) = Weighting of each basket component C(i)

The method of determination for the reference value for each basket component is specified under “– Reference Values” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Value” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the final valuation date stated on the cover of this pricing supplement does not qualify as the final valuation date referred to below, then the maturity date will be the second business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Modified Following Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case the payment date will be the first preceding day that is a business day (with the same effect as if paid on the original due date).

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days.

Reference Values

The reference value for each basket component (the “reference value”) will be the currency rate, as described below.

Currency Rates

The currency rates for each reference currency, for purposes of determining the value of the currency performance on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the spot rate, which is, in respect of a reference currency, the number of U.S. Dollars per such reference currency (to the nearest 6 decimal points) as determined by the calculation agent in accordance with the following:

(a) where the currency rate is BRL, the U.S. Dollar/Brazilian Real official fixing rate, expressed as the amount of U.S. Dollars per one Brazilian Real, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen 1FEE to the right of the caption “BRL” at approximately 12.00 p.m. New York time, on the relevant date;

(b) where the currency rate is RUB, the U.S. Dollar/Russian Ruble exchange rate determined by multiplying the Euro/Russian Ruble exchange rate and the U.S. Dollar/Euro exchange rate, which are determined by reference to Reuters page “ECB37”, or any successor page, published at approximately 2:15 p.m. Frankfurt time, on the relevant date;

(c) where the currency rate is INR, the U.S. Dollar/Indian Rupee official fixing rate, expressed as the amount of U.S. Dollars per one Indian Rupee, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen 1FEE to the right of the caption “INR” at approximately 12.00 p.m. New York time, on the relevant date; and

(d) where the currency rate is CNY, the U.S. Dollar/Chinese Yuan official fixing rate, expressed as the amount of U.S. Dollars per one Chinese Yuan, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen 1FEE to the right of the caption “CNY” at approximately 12.00 p.m. New York time, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

Reference Values on the Initial Valuation Date

	Brazilian Real	Russian Ruble	Indian Rupee	Chinese Yuan
	USD/BRL	USD/RUB	USD/INR	USD/CNY
C(i) Initial	0.467552	0.037439	0.022326	0.127042

Adjustments to the Basket and Reference Values

Changes to a Reference Currency

If the calculation agent substitutes a successor reference currency or otherwise affects or modifies the reference asset, the calculation agent will make those calculations and adjustments as, in the judgment of the calculation agent, may be necessary in order to arrive at a basket comparable to the original basket (including without limitation changing the percentage weights of the reference currencies), as if those changes or modifications had not been made, and shall calculate the amount of payment at maturity and other amounts payable on the Note (including the individual inputs thereof) and the final levels of the reference currencies or successor reference currencies (as described below), as adjusted. In this event, the calculation agent will provide written notice to the trustee thereof, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

In the event of the adjustment described above, the newly composed basket is referred to herein as the “successor basket” and will be used as a substitute for the original basket for all purposes.

If the calculation agent determines that the available successor reference currencies as described above do not fairly represent the value of any original reference currency or basket, as the case may be, then the calculation agent will determine the currency rate as follows:

•	If the calculation agent determines that (i) any exchange rate has been removed from circulation or otherwise discontinued and (ii) banks dealing in foreign exchange and foreign currency deposits in the underlying reference currency commence trading a successor or substitute currency substantially similar to the foreign currency that the calculation agent determines is comparable to the discontinued reference currency (that currency being referred to herein as a “successor reference currency”), then the level for the reference currency will be determined by reference to the value of such successor reference currency at the time determined by the calculation agent on the markets for the successor reference currency on the relevant date.

•	If the calculation agent determines that any successor reference currency shall be utilized for purposes of calculating the level of the reference currency comprising the currency rate, or making any other determinations as of or after that time, the calculation agent will make those calculations and adjustments as, in judgment of the calculation agent, may be necessary in order to arrive at a value of a currency rate for a reference currency comparable to the underlying currency, as if those changes or modifications had not been made, and shall calculate the payment at maturity (including the individual inputs thereof) and the final level with reference to that reference currency or the successor reference currency, as adjusted. In this event, the calculation agent will provide written notice to the trustee thereof, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

•	Notwithstanding these alternative arrangements, discontinuance of the publication of the level of any reference currency comprising the currency rate may adversely affect the value of, and trading in, the Notes.

•	If at any time the method of calculating the level of a reference currency or a successor reference currency, or the value thereof, is changed in a material respect, or is in any other way modified so that the conventional market quotation does not, in the opinion of the calculation agent, fairly represent the value of such reference currency or successor reference currency had those changes or modifications not been made, then, for purposes of calculating any level, the payment at maturity or making any other determinations as of or after that time, the calculation agent will make those calculations and adjustments as the calculation agent determines may be necessary in order to arrive at a value for that currency comparable to the underlying reference currency comprising the currency rate or that successor reference currency, as the case may be, as if those changes or modifications have not been made, and calculate the amount of payment at maturity and other amounts payable on the Note (including the individual inputs thereof) with reference to the reference currency or the successor reference currency, as adjusted. In such event, the calculation agent will provide written notice to the trustee thereof, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

Notwithstanding these alternative arrangements, discontinuance of trading on the applicable exchanges or markets in any reference currency may adversely affect the market value of the notes.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described below, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing with respect to one or more of the reference currencies.

Any of the following will be a market disruption event with respect to any reference currency:

•	any event or any condition (including without limitation any event or condition that occurs as a result of the enactment, promulgation, execution, ratification, interpretation or application of, or any change in or amendment to, any law, rule or regulation by any applicable governmental authority) that results in an illiquid market for currency transactions or that generally makes it impossible, illegal or impracticable for market participants, or hinders their abilities, (a) to convert from one foreign currency to another through customary commercial channels, (b) to effect currency transactions or (c) to obtain the exchange rate by reference to the applicable price source;

•	(i) the declaration of a banking moratorium or (ii) the suspension of payments by banks, in either case, in the country of any reference currency used to determine the applicable currency rate or (iii) the declaration of capital and/or currency controls (including without limitation any restriction placed on assets in or transactions through any account through which a non-resident of the country of any reference currency used to determine the applicable currency rate may hold assets or transfer monies outside the country of that currency, and any restriction on the transfer of funds, securities or other assets of market participants from or within or outside of the country of any reference currency used to determine the applicable currency rate); or

•	any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

The currency exchange rate of each basket component shall be determined on the final valuation date stated on the front cover, unless the calculation agent determines that a market disruption event occurs or is continuing on that respective day.

If no market disruption event exists with respect to a basket component on a final valuation date, such basket component’s currency rate shall be determined on the scheduled final valuation date.

To the extent that a market disruption event exists with respect to a reference currency on the final valuation date, the determination of the currency rate for such disrupted reference currency or currencies shall be postponed until the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination of such disrupted reference currency’s currency rate be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of the currency rate for the disrupted reference currency or currencies that would have prevailed on that fifth business day in the absence of the market disruption event.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term Notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term Notes, holders of specified percentages in principal amount of all medium-term Notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term Notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term Notes, accelerating the maturity of the medium-term Notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the reference value of the basket components, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity or any other calculation or determination to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In particular, we may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other instruments linked to currencies included in the basket,

•	acquire or dispose of long or short positions in the currencies included in the basket,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the basket component, or

•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of the Instruments defined above under “Use of Proceeds.”

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary deals only with beneficial owners of Notes that are:

•	individuals who are a citizens or a residents of the United States, for federal income tax purposes;

•	corporations (or other entities that are treated as corporations for federal tax purposes) that are created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	estates whose income is subject to federal income taxation regardless of its source; or

•	trusts if a court within the United States is able to exercise primary supervision over their administration, and one or more United States persons have the authority to control all of their substantial decisions (each, a “U.S. Holder”).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; persons subject to the alternative minimum tax; or retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

In General

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. Holders will be consistent with such treatment, and you will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on that approach. Investors should be aware, however, that the IRS is not bound by our characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for U.S. federal income tax purposes. If the Notes are not in fact treated as debt instruments of us for U.S. federal income tax purposes, then the U.S. federal income tax treatment of owning and disposing of the Notes could differ from the treatment discussed below.

Federal Income Tax Treatment of U.S. Holders

Accruals of Original Issue Discount on the Notes

We have determined that the U.S. dollar is the “denomination currency” for the Notes for federal income tax purposes. Accordingly, U.S. Holders will not recognize foreign currency gain or loss with respect to the Notes for U.S. federal income tax purposes. A U.S. Holder will generally be bound by our determination that the denomination currency for the Notes is the U.S. dollar, unless our determination is unreasonable and the U.S. Holder timely discloses to the Internal Revenue Service (“IRS”) on its tax return for the year it purchases the Notes that the denomination currency is more properly one of the Reference Currencies. If the denomination currency for the Notes were determined to be one of the Reference Currencies, the Notes would be subject to special rules that apply to nonfunctional currency contingent payment debt instruments, which could affect the amount, timing and character of income, gain or loss recognized by U.S. Holders in respect of the Notes.

We intend to treat the Notes as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.” The remainder of this discussion assumes the Notes will be subject to the noncontingent bond method and will not be subject to the special rules for nonfunctional currency contingent payment debt instruments.

Under the noncontingent bond method, U.S. Holders of the Notes will accrue “original issue discount” (“OID”) over the term of the Notes based on the Notes’ “comparable yield.” As a result, U.S. Holders will be required to include OID with respect to their Notes in gross income each year even though no cash payments will be made with respect to the Notes until maturity.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer’s reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based on these factors, we estimate that the comparable yield of the Notes will be an annual rate of approximately 4.95%, compounded annually. However, the actual comparable yield may be higher or lower than 4.95% depending upon market conditions on the date the Notes are issued. U.S. Holders may obtain the actual comparable yield for the Notes as determined by us by submitting a written request to: Tax Director; Barclays Capital; 200 Cedar Knolls Road, 3rd Floor; Whippany, New Jersey 07981. Accordingly, U.S. Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such annual accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes, increased by the OID accrued in all prior periods. The issue price of the Notes will be the first price at which a substantial amount of the Notes are sold. The amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year in which a U.S. Holder held the Notes, regardless of the U.S. Holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

We are also obligated by applicable U.S. federal income tax regulations to determine, solely for U.S. federal income tax purposes, a projected payment schedule for the Notes that provides for a projected payment on the maturity date and that produces the comparable yield (the “projected payment schedule”). U.S. Holders may obtain the projected payment schedule for the Notes as determined by us by submitting a written request to: Tax Director; Barclays Capital; 200 Cedar Knolls Road, 3rd Floor; Whippany, New Jersey 07981.

Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

The comparable yield and the projected payment schedule for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the Notes and do not represent expectations by any such person regarding a Note’s yield or the currency performance of the Reference Currencies.

A U.S. Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. Holder determines its own projected payment schedule and comparable yield, explicitly discloses the schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield that we provide for the Notes will be reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other comparable yield or projected payment schedule should be used for the Notes.

We expect that interest paid on the Notes will be income from sources outside the United States for purposes of foreign tax credits allowable to a U.S. Holder. U.S. Holders should consult their tax advisors regarding the U.S. federal foreign tax credit consequences to them of an investment in the Notes.

Sale, Exchange, Retirement, or Other Disposition of the Notes

If the amount of the Payment at Maturity exceeds the projected payment amount in the projected payment schedule, a U.S. Holder will be required to include such excess in income as ordinary interest on the Maturity Date. Alternatively, if the Maturity Redemption Amount payment is less than the projected payment amount, the shortfall will be treated as an offset to any OID otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Maturity Date occurs, and any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, or other disposition of a Note to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the

U.S. Holder on the Note. In general, any gain realized by a U.S. Holder on the sale, exchange or other disposition of a Note will be treated as ordinary interest income, and any loss realized will be treated as an ordinary loss to the extent of the OID previously accrued by the U.S. Holder on the Note, and the loss will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code. Any loss in excess of the accrued OID will be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations.

Information Reporting and Backup Withholding

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the Noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the Noteholder’s federal income tax, provided the Noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to Noteholders that are not exempt from the reporting requirements.

$4,000,000

BARCLAYS BANK PLC

100% PRINCIPAL PROTECTED NOTES DUE MAY 6, 2008

LINKED TO THE PERFORMANCE OF

A BASKET OF CURRENCIES

PRICING SUPPLEMENT

NOVEMBER 3, 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital